UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

DNP SELECT INCOME FUND INC.

(Name of Issuer)

Floating Rate Mandatory Redeemable Preferred Shares, Series A

Floating Rate Mandatory Redeemable Preferred Shares, Series B

Floating Rate Mandatory Redeemable Preferred Shares, Series C

(Title of Class of Securities)

23325P2#0

23325P3#9

23325P4#8

(CUSIP Numbers)

February 19, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 23325P2#0, 23325P3#9, 23325P4#8

1.	Name of reporting person American International Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,000
9.	Aggregate amount beneficially owned by each reporting person 1,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 37.45%
12.	Type of reporting person HC

ITEM 1 (a).	NAME OF ISSUER:

DNP Select Income Fund Inc. (the “Issuer”)

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

200 S. Wacker Drive

Suite 500

Chicago, Illinois 60606

ITEM 2 (a).	NAME OF PERSON FILING:

This Schedule 13G is filed by American International Group, Inc. (“AIG”).

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

175 Water Street

New York, NY 10038

ITEM 2 (c).	CITIZENSHIP:

Incorporated under the laws of the State of Delaware.

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Floating Rate Mandatory Redeemable Preferred Shares

ITEM 2 (e).	CUSIP NUMBERS:

23325P2#0 (Floating Rate Mandatory Redeemable Preferred Shares, Series A) (the “Series A Preferred Shares”).

23325P3#9 (Floating Rate Mandatory Redeemable Preferred Shares, Series B) (the “Series B Preferred Shares”)

23325P4#8 (Floating Rate Mandatory Redeemable Preferred Shares, Series C) (the “Series C Preferred Shares”)

The Series A Preferred Shares, together with the Series B Preferred Shares and the Series C Preferred Shares, form a single class of the Issuer’s preferred equity securities and are collectively referred to in this Schedule 13G as the “Floating Rate Mandatory Redeemable Preferred Shares”.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)  [    ] Broker or dealer registered under Section 15 of the Act;

(b)  [    ] Bank as defined in Section 3(a)(6) of the Act;

(c)  [    ] Insurance company as defined in Section 3(a)(19) of the Act;

(d)  [    ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)  [    ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  [    ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)  [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)  [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940;

(j)   [    ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)  [    ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned: 1,000

(b) Percent of class: 37.45%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,000

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Certain of AIG’s subsidiaries have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Floating Rate Mandatory Redeemable Preferred Shares. AIG Asset Management (U.S.), LLC, American General Life Insurance Company, Commerce and Industry Insurance Company and The Insurance Company of The State of Pennsylvania, each an indirect wholly owned subsidiary of AIG, beneficially own 37.45%, 24.91%, 6.10% and 6.07%, respectively, of the Floating Rate Mandatory Redeemable Preferred Shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Exhibit 99.1.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2014	AMERICAN INTERNATIONAL GROUP, INC.

	By	/s/ Brian T. Schreiber
	Name:	Brian T. Schreiber
	Title:	Executive Vice President and Deputy AIG Chief Investment Officer